AbbVie Inc. 1 North Waukegan Rd North Chicago, IL 60064

January 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Crotty and Suzanne Hayes

Re:	AbbVie Inc. Form 10-K for the fiscal year ended December 31, 2019 Filed February 21, 2020

File No. 001-35565

Dear Ms. Crotty and Ms. Hayes:

This letter sets forth below AbbVie Inc.’s (the “Company”) responses to the letter, dated December 22, 2020, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2019 filed by the Company on February 21, 2020.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

Form 10-K for the fiscal year ended December 31, 2019

Item 11. Executive Compensation, page 95

1.	Staff’s comment: We note your disclosure regarding the company’s stock repurchase programs on page 76 of the Form 10-K and your use of non-GAAP measures in your financial goals for the 2019 fiscal year, as disclosed in your Schedule 14A filed March 23, 2020. Please tell us the impact of stock repurchases, if any, on levels of executive compensation and confirm that you will discuss the impact in future filings.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s stock repurchases had no impact on levels of executive compensation for the year ended December 31, 2019 (the “2019 Fiscal Year”). For the 2019 Fiscal Year, the Company’s stock repurchases resulted in an increase to earnings per share (“EPS”) of $0.03. EPS is used as a metric to determine the number of performance shares granted to the Company’s senior executives, and its impact is subject to a range. EPS exceeded the maximum range for the 2019 Fiscal Year and would still have done so if the Company had disregarded the favorable $0.03 impact. Once the maximum is achieved, no additional performance shares are granted. Therefore, the stock repurchases did not impact the number of performance shares granted.

Securities and Exchange Commission January 15, 2021 Page 2

The Company confirms that, to the extent material to its executive compensation disclosure, it will discuss the impact of stock repurchases on levels of executive compensation in future filings.

2.	Staff’s comment: We note that your incentive compensation programs use non-GAAP measures including non-GAAP income before taxes, adjusted diluted earnings per share, non-GAAP operating margins and return on assets. Additionally, we note that Appendix B does not include a reconciliation on non-GAAP Income before taxes and other reconciliations include the line item “Adjusted for specific items” without identifying the items or the specific amounts. Please explain the basis for your omission of this information and confirm you will provide it in future filings.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings it will include a reconciliation of non-GAAP Income before taxes and identify the items or specific amounts of the line item “Adjusted for specific items.”

Exhibits

3.	Staff’s comment: We note that the forum selection provision included in Article X of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “any derivative action or proceeding brought on behalf of the Corporation.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission January 15, 2021 Page 3

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will disclose that there is uncertainty whether a court would enforce the exclusive forum provision with respect to claims under federal securities laws in the Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, which will be filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2020.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer Lagunas at 847-935-0056 or jennifer.lagunas@abbvie.com.

Sincerely,

/s/ Robert A. Michael

Robert A. Michael, Executive Vice President, Chief Financial Officer (AbbVie Inc.)

VIA EMAIL

cc:	Richard A. Gonzalez, Chief Executive Officer (AbbVie Inc.)

Laura Schumacher, Vice Chairman, External Affairs and Chief Legal Officer
(AbbVie Inc.)

Jennifer Lagunas, Vice President, Corporate Legal, Governance, Operations and
Assistant Corporate Secretary (AbbVie Inc.)

Sophia Hudson, P.C. (Kirkland & Ellis LLP)